

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 16, 2009

<u>VIA U.S. MAIL</u>

James W. Sullivan
Chief Financial Officer
Mosys, Inc.
755 N. Mathilda Avenue, Suite 100
Sunnyvale, California 94085

      Re: Mosys, Inc.
              Form 10-K for the year ended December 31, 2007
              Filed March 17, 2008
              File No. 000-32929

Dear Mr. Sullivan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Angela Crane
                        Branch Chief